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Filed pursuant to Rule 424(b)(3)
Registration No. 333-109045

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus dated January 9, 2004)

$500,000,000
CHIRON CORPORATION
1 5/8% CONVERTIBLE DEBENTURES DUE 2033

This prospectus supplement relates to the resales of our 1 5/8% Convertible Debentures due 2033 issued in a private offering on July 30, 2003 and shares of our common stock issuable upon conversion of the debentures.

This prospectus supplement, which supplements our prospectus dated January 9, 2004, contains additional information about the selling securityholders. This prospectus supplement is incorporated by reference into, and should be read in conjunction with, the prospectus, and is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

As used in this prospectus supplement, the terms "company," "we," "our" and "us" may, depending on the context, refer to Chiron Corporation.

You should rely only on the information contained in this prospectus supplement and the prospectus to which it refers. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus to which it refers is accurate only as of their respective dates.

SELLING SECURITYHOLDERS

The debentures were originally issued by us to the initial purchasers in a private offering exempt from the registration requirements of the Securities Act of 1933, and were immediately resold by the initial purchasers to persons reasonably believed by them to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus supplement and the prospectus to which it refers any or all of the debentures and common stock into which the debentures are convertible.

The date of this Prospectus Supplement is February 19, 2004.

The following table supplements the table of selling securityholders in the prospectus to which this prospectus supplement refers. The following table sets forth additional information with respect to the selling securityholders, the principal amount of the debentures beneficially owned by each selling securityholder and the number of shares of common stock into which those debentures are convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

We have prepared the following table based on information given to us by, or on behalf of, the selling securityholders on or prior to February 18, 2004. The selling securityholders may offer all, some or none of the debentures or common stock into which the debentures are convertible. Because the selling securityholders may offer all or some portion of the debentures or common stock, no estimate can be given as to the amount of the debentures or the common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below and in the prospectus to which this prospectus supplement refers may have sold, transferred or otherwise disposed of all or a portion of their debentures since the date on which they provided the information regarding their debentures in transactions exempt from the registration requirements of the Securities Act.

Information concerning the selling securityholders may change from time to time and any changed information will be set forth in additional prospectus supplements or amendments to the prospectus to which this prospectus supplement refers if and when necessary.

Name	Principal Amount of Debentures Owned Before Offering and Offered for Sale	Number of Shares of Common Stock Owned Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Owned After Offering	Percentage of Common Stock Owned After Offering(2)

Aristeia International Limited	$6,410,000	93,658	93,658	0	*

Aristeia Trading LLC	$1,590,000	23,232	23,232	0	*

Cater Allen International Limited	$12,500,000	281,948	182,641	99,307	*

CODA Capital Management, LLC	$700,000	10,228	10,228	0	*

CODA-KHPE Convertible Portfolio	$100,000	1,461	1,461	0	*

Gartmore Convertible Bond Fund	$100,000	1,461	1,461	0	*

Lehman Brothers Inc.	$15,000,000	219,170	219,170	0	*

NMIC Gartmore/CODA Convertible Portfolio	$1,600,000	23,378	23,378	0	*

Satellite Asset Management, L.P.	$17,500,000	255,698	255,698	0	*

Wachovia Securities International Ltd.	$10,000,000	146,113	146,113	0	*

*
Less than one percent.

(1)
Assumes conversion of all of the holder's debentures at a conversion rate of 14.6113 shares of common stock per $1,000 principal amount of debentures. This conversion rate is subject to adjustment, however, as described under "Description of Debentures—Conversion Rights" in the prospectus to which this prospectus supplement refers. As a result, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the repurchase of debentures by us at the option of the holder. In addition, the number of shares of common stock listed for each holder does not include fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the debentures, as described under "Description of Debentures-Conversion Rights."

(2)
Calculated based on 187,115,082 shares of common stock outstanding as of December 31, 2003. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's debentures, but we did not assume conversion of any other holder's debentures.

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SELLING SECURITYHOLDERS